UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at January 19, 2010

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: January 20, 2010

Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC ANNOUNCES MORE SIGNIFICANT RESULTS FOR THE NEWTON GOLD DISCOVERY,
STAKES SUBSTANTIAL LAND POSITION & LAUNCHES AGGRESSIVE 2010 PROGRAM

January 19, 2010, Vancouver, BC - Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR, OTCBB: AXREF announces that assay results received from the last seven holes of a 14-hole diamond drill program, completed in late 2009, continue to confirm that the Newton Property holds excellent potential to delineate an important bulk-tonnage gold deposit that could support an open pit-style mining operation. All significant assay results from the 14-hole discovery program are shown in the table below (the first 7 holes were announced in the Company's December 8, 2009 release). The gold system remains open in all directions (see maps at www.amarcresources.com). Amarc has the right to acquire an 80% interest in the Newton Property from High Ridge Resources Inc.

The Company also announces that it has staked some 1,300 square kilometres of additional mineral claims over an underexplored and highly prospective gold-copper belt extending south from the Newton Property. This newly staked land package is owned 100% by Amarc and is bordered to the west by the advanced, permitting-stage Prosperity gold-copper project. The 830 million tonne Prosperity deposit is one of the largest known porphyry deposits in British Columbia (BC) and contains 4.2 billion pounds of copper and 11 million ounces of gold in proven and probable reserves (Taseko Mines Limited).

Amarc has initiated a 7,000 line-kilometre airborne geophysical survey over the Newton Property, other regional anomalies and the recently staked land package. It will also undertake extensive Induced Polarization (IP) surveys on the Newton Property to help trace the newly discovered gold deposit and to guide an aggressive drill campaign in 2010. "The discovery of an important new bulk-tonnage style gold system at Newton, one that could represent a new deposit type for BC within a previously unrecognized gold district, is certainly exciting in its own right," said Amarc Executive Chairman Bob Dickinson. "What Amarc's geologists have found since announcing the first set of assay results from Newton last month is equally compelling."

By reviewing public domain geochemical data, the Amarc team has identified a significant new gold and multi-element geochemical anomaly some 30 kilometres southeast of Newton. This anomaly has a multi-element signature similar to that associated with the Newton discovery. Because of the favourable regional geology, geochemistry and the fact that porphyry deposits worldwide typically occur in clusters, Amarc believes that Newton, and the entire land package, has great potential for the discovery of significant gold-copper mineralization. The Company is immediately launching exploration efforts to identify priority drill targets.

Amarc's 2009 initial drill program at Newton returned broad, continuous intervals of bulk-tonnage style gold, silver, copper and zinc mineralization. Significant intervals of gold, silver, copper and zinc mineralization from the 14-hole drilling program are shown in the table below.

  NEWTON PROJECT
ASSAY RESULTS FROM 14-HOLE, 2009 DISCOVERY DRILL PROGRAM

Drill Hole ID	Incl.	Hole Dip (degrees)	Hole Direction (degrees)	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	AuEQ[1] (g/t)
9001		-45	90	3.0	39.0	36.0	0.60	0.9	0.01	0.00	0.63
9001		-45	90	228.0	297.0	69.0	1.41	10.9	0.12	0.05	1.85
9001	incl.	-45	90	233.1	234.0	0.9	11.19	22.2	0.21	0.87	12.49
9001	incl.	-45	90	252.8	297.0	44.2	1.74	15.9	0.17	0.02	2.34
9001		-45	90	441.0	477.0	36.0	0.34	0.6	0.03	0.01	0.42
9002		-90	0	222.0	255.2	33.2	0.96	2.8	0.07	0.01	1.16
9002	incl.	-90	0	234.0	252.0	18.0	1.10	3.3	0.09	0.01	1.33
9003		-90	0	3.0	224.5	221.5	0.60	5.6	0.07	0.08	0.87
9003	incl.	-90	0	18.0	39.0	21.0	0.71	2.3	0.01	0.00	0.77
9003	incl.	-90	0	96.0	224.5	128.5	0.84	8.9	0.10	0.13	1.26
9003	and	-90	0	156.0	198.0	42.0	1.25	16.8	0.20	0.11	1.98
9004		-90	0	6.0	195.0	189.0	1.56	7.9	0.08	0.17	1.95
9004	incl.	-90	0	54.0	195.0	141.0	2.01	10.0	0.10	0.22	2.49
9004	and	-90	0	96.0	195.0	99.0	2.76	12.2	0.12	0.26	3.36
9004	and	-90	0	126.0	195.0	69.0	3.79	9.1	0.08	0.30	4.26
9004	and	-90	0	129.0	132.0	3.0	13.47	14.4	0.17	0.12	14.10
9004	and	-90	0	168.9	195.0	26.1	5.54	12.5	0.07	0.31	6.08
9005		-90	0	12.0	27.0	15.0	0.32	1.4	0.04	0.02	0.43
9005		-90	0	41.0	54.0	13.0	0.44	4.4	0.06	0.30	0.81
9005		-90	0	76.0	163.2	87.2	0.50	7.1	0.03	0.55	1.01
9005	incl.	-90	0	88.0	89.0	1.0	16.56	221.6	0.30	2.55	22.38
9005		-90	0	279.0	303.0	24.0	0.34	0.8	0.07	0.01	0.48
9006		-90	0	9.0	306.5	297.5	0.26	2.3	0.03	0.13	0.44
9006	incl.	-90	0	78.0	192.2	114.2	0.32	3.7	0.03	0.25	0.60
9006	incl.	-90	0	264.0	306.5	42.5	0.43	0.6	0.05	0.01	0.53
9007		-90	0	48.0	252.0	204.0	0.33	4.5	0.05	0.11	0.57
9007	incl.	-90	0	48.0	66.0	18.0	0.49	1.9	0.04	0.02	0.60
9007	incl.	-90	0	135.0	216.0	81.0	0.46	8.0	0.07	0.20	0.85
9007	and	-90	0	183.0	216.0	33.0	0.62	13.4	0.12	0.16	1.17
9008		-90	0	18.0	42.0	24.0	0.44	6.4	0.07	0.07	0.73
9008		-90	0	123.7	129.0	5.3	0.44	8.0	0.08	0.44	1.00
9009		-90	0	15.0	147.9	132.9	0.25	5.9	0.02	0.28	0.55
9009	incl.	-90	0	66.0	114.0	48.0	0.36	6.3	0.02	0.28	0.68
9010		-90	0	35.4	189.0	153.6	0.29	3.0	0.03	0.23	0.52
9010	incl.	-90	0	35.4	69.0	33.6	0.52	3.2	0.05	0.06	0.72
9011		-90	0	83.4	207.0	123.6	0.44	2.3	0.04	0.11	0.62
9011	incl.	-90	0	149.0	207.0	58.0	0.60	2.4	0.04	0.06	0.75
9011	and	-90	0	186.0	207.0	21.0	1.13	2.9	0.05	0.01	1.28
9012	No reportable intercepts
9013	No reportable intercepts
9014		-90	0	72.0	210.0	138.0	0.74	4.2	0.06	0.05	0.95
9014	incl.	-90	0	147.0	210.0	63.0	1.17	6.8	0.08	0.05	1.47
9014	incl.	-90	0	168.0	207.0	39.0	1.45	6.5	0.10	0.06	1.79
9014	incl.	-90	0	204.0	207.0	3.0	11.70	50.8	0.45	0.06	13.44

  1 Gold equivalent calculations use metal prices of Au US$900/oz, Ag US$15/oz, Cu US$2.50/lb and Zn US$0.80/lb
    Metallurgical recoveries and net smelter returns are assumed to be 100%.
     AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94) + (Cu % x 55.12/28.94) + (Zn % x 17.64/28.94).

Delineating the bulk-tonnage style gold, silver, copper and zinc system at the Newton Property is a priority for Amarc. The Company plans to establish a year-round base camp at Newton in 2010, and will initiate an IP survey early in the year to assist in guiding a major drill campaign. Permit applications for these activities have already been submitted to the BC government.

Amarc has contracted Geotech Ltd to undertake a 7,000 line-kilometre helicopter-borne ZTEM (Z-Axis Tipper Electromagnetic system) geophysical survey over the entire district. Identifying the geophysical signature of the Newton mineralization and other known mineral occurrences in the region is a priority. Once these signatures are established, Amarc will utilize comparative data to assist in the definition of previously unrecognized targets within the total 1,500 square kilometre mineral tenure. ZTEM target definition will assist in focusing ground exploration activities and the development of priority drill targets.

The ZTEM geophysical technology is an innovative airborne electromagnetic system that provides unparalleled resolution and depth of investigation - detecting conductors more that one kilometre below surface. High-sensitivity magnetometer data will also be collected concurrently with electromagnetic data. Amarc's planned 2010 program will be one of the largest airborne geophysical surveys ever undertaken in BC by an exploration company (see maps at www.amarcresources.com).

The Newton Project and regional gold-copper belt are located approximately 100 kilometres southwest of the City of Williams Lake, within the Chilcotin region of south-central British Columbia - an area well served by regional infrastructure. The Newton gold discovery is located approximately 40 kilometers to the north of the Prosperity copper-gold development project, which received environment approval from the BC government on January 14, 2010. Particularly given the downturn in the forest industry and the impact of pine beetle infestation on Chilcotin forests, investment in mineral development enjoys broad public support in Williams Lake and surrounding communities.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with the Hunter Dickinson group, a private company associated with a series of successful mineral exploration and development projects in BC.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release. Information on the analytical procedures is available on the Company's website under Exploration Programs. For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or in North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements  include market prices, exploitation and exploration successes, continuity of mineralization,  uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource  exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.